UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
 (Amendment No. 2)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191

Copies to Louis A. Bevilacqua Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037 (202) 663-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO: 169453 10 7

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 6,005,242 shares of common stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.79% (2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 6,005,242 shares of our common stock owned by Karmen Investment Holdings Limited ("Karmen"), which is wholly-owned by East Action Investment Holdings Ltd. ("East Action") of which Shudong Xia is the sole owner. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,245,069 shares of our common stock outstanding as of the date of this Amendment No. 2. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 6,005,242 shares of common stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.79% (2) )
14.	TYPE OF REPORTING PERSON CO

(1) Includes 6,005,242 shares of our common stock owned by Karmen, which is wholly-owned by East Action of which Shudong Xia is the sole owner. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,245,069 shares of our common stock outstanding as of the date of this Amendment No. 2. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,005,242 shares of common stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,005,242 shares of common stock (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.79% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 6,005,242 shares of our common stock owned by Karmen, which is wholly-owned by East Action of which Shudong Xia is the sole owner. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,245,069 shares of our common stock outstanding as of the date of this Amendment No. 2. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

This Amendment No. 2 amends certain information contained in the Amendment No.1 to Schedule 13D filed by the Reporting Persons (as defined below) with respect to their ownership interests in China TransInfo Technology Corp. on September 3, 2008.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Amendment No. 2 is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is China TransInfo Technology Corp., a Nevada corporation (the "Company"), which has its principal executive offices at 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191. This statement relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) The statement is jointly filed by Karmen, East Action and Shudong Xia (each, a "Reporting Person" and collectively, the "Reporting Persons"). Karmen is a company incorporated under the laws of the British Virgin Islands. East Action is a company incorporated under the laws of the British Virgin Islands. Karmen is wholly-owned by East Action, which, in turn, is wholly-owned by Shudong Xia.

(b) The business address of each of the Reporting Persons is 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191.

(c) The principal business of Karmen is to make investments in China related companies. East Action Investment Holdings Ltd. is principally engaged in the business of investing in the equity interests of Karman. Mr. Shudong Xia is Chairman, CEO and President of the Company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Shudong Xia is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this Amendment No. 2 through a share exchange transaction as described blow under Item 4.

Item 4. Purpose of Transaction.

Pursuant to a certain Share Exchange Agreement, dated as of May 14, 2007 (the "Share Exchange Agreement"), by and among the Company, Cabowise International Ltd., a British Virgin Islands company ("Cabowise"), Weicheng International Inc., a California corporation, Foster Growth Ltd., a British Virgin Islands company, and all of the stockholders of Cabowise, 50,000,000 ordinary shares of Cabowise were exchanged for 10,841,492 shares of the Company's Common Stock. Karmen, which owned 88.24% of Cabowise, received 9,566,532 shares of the Common Stock. Because Shudong Xia owned 68% of East Action, which, in turn, owned 100 percent of Karmen, Mr. Xia may be deemed to beneficially own 100% of the 9,566,532 shares of Common Stock held by Karmen even though Mr. Xia did not have economic rights to 32% of those shares which economic rights were held by Danxia Huang, Zhibin Lai, Zhiping Zhang and Mao Pan (collectively, the "Other Shareholders").

On July 17, 2008, the Company and its then 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. entered into a securities purchase agreement (the "Purchase Agreement") with SAIF Partners III L.P. ("SAIF"). Under the Purchase Agreement, the Company issued and sold to SAIF 2,586,207 shares of the Company's Common Stock (the "Shares") at a price per share of $5.80 for an aggregate purchase price of $15.0 million. In connection with the Purchase Agreement, the Company and its two major shareholders of the Company, Karmen and Leguna Verde Investments Limited ("Leguna"), entered into a voting agreement (the "Voting Agreement") with SAIF, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. Also, Karmen and Leguna are subject to certain limitations regarding the disposition of their shares of the Company's common stock.

On March 22, 2010, the Board of Directors of Karmen adopted resolutions relating to the distribution of 3,561,290 shares of the Common Stock held by Karmen to its sole shareholder, East Action. The purpose of the distribution was to allow East Action to then distribute those shares to Mr. Xia and the Other Shareholders. In the case of the Other Shareholders, the distribution constituted their entire economic interest in Company Common Stock that was held by East Action and Karmen and allows the Other Shareholders to hold those shares directly instead of indirectly through East Action and Karmen. Accordingly, on March 22, 2010, East Action entered into a redemption agreement (the "Redemption Agreement") with all of the Other Shareholders, pursuant to which, the Other Shareholders tendered an aggregate of 16,000 ordinary shares, par value $1.00 per share, of East Action in exchange for an aggregate of 3,061,290 shares of the Common Stock. In addition, pursuant to the Redemption Agreement, East Action redeemed 2,613 ordinary shares from Mr. Xia in exchange for 500,000 shares of the Common Stock, which Mr. Xia then gifted to another individual. As a result of the transactions described above, Shudong Xia now solely wholly owns East Action, which, in turn, wholly owns Karmen. Mr. Xia may be deemed to be a beneficial owner of the 6,005,242 shares of Common Stock held by Karmen.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, Karmen beneficially owns 6,005,242 shares of the Common Stock, representing 23.79% of the outstanding shares of the Company. Shudong Xia and East Action may be deemed to be beneficial owners for purposes of filing this Amendment No. 2, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein. Karmen may be deemed to have formed a "group" with Leguna and SAIF and therefore all of the Reporting Persons may be deemed to have beneficial ownership over a total of 11,431,612 shares of the Company's Common Stock, thus having beneficial ownership of approximately 45.28% of the shares of the Company's Common Stock.

Notwithstanding the fact that Karmen is a party to the Voting Agreement and as a result, the Reporting Persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein. (b) By virtue of his direct and indirect control of Karmen and East Action, Shudong Xia is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Karmen, as to which East Action and Karmen are deemed to have shared voting and dispositive powers.

In addition, by virtue of the Voting Agreement, the Reporting Persons may be deemed to have formed a "group" with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company's Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 11,431,612 in the aggregate, or over 45.28%, of the shares of the Company's Common Stock.

(c) Other than the transactions described under Item 4 above, the Reporting Persons were not involved in any transactions involving the Company's securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,005,242 shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on July 18, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer's Form 8-K filed July 18, 2008)
99.3	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of Issuer's Form 8-K filed July 18, 2008)
99.4	Voting Agreement (incorporated by reference to Exhibit 10.2 of Issuer's Form 8-K filed July 18, 2008)

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010

Karmen Investment Holdings Limited By:/s/ Shudong Xia Shudong Xia Director	East Action Investment Holdings Ltd. By: /s/ Shudong Xia Shudong Xia Director
/s/ Shudong Xia Shudong Xia

 Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D (including amendments thereto) pertaining to their beneficial ownership of shares of Common Stock of China TransInfo Technology Corp.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Date: April 26, 2010

Karmen Investment Holdings Limited By:/s/ Shudong Xia Shudong Xia Director	East Action Investment Holdings Ltd. By: /s/ Shudong Xia Shudong Xia Director
/s/ Shudong Xia Shudong Xia